As filed with the Securities and Exchange commission on April 23, 2002

                                                      Registration No. 333-64020



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 APPLICATION TO WITHDRAW REGISTRATION STATEMENT
                                FILED ON FORM S-4
              PURSUANT TO RULE 477 UNDER THE SECURITIES ACT OF 1933


                               Delta Mutual, Inc.

         Delta Mutual, Inc. ("registrant") filed a registration statement on Form SB-2 (registration no. 333-64020) with the Securities and Exchange Commission on June 28, 2001. Registrant represents that it has determined not to pursue the acquisition of the assets of Enterprises Solutions, Inc., and does not presently propose to issue its stock in connection with any such transaction.

         None of the shares subject of such registration statement have been sold or otherwise issued.

         Subject to the provisions of Rule 477, Delta Mutual, Inc. hereby withdraws its registration statement for the reasons aforesaid.

         In accordance with the requirements of the Securities Act of 1933, this withdrawal/ application was signed by the following persons in the capacities and on the dates stated.


 /s/ Kenneth A. Martin
---------------------------------------
President (principal executive officer),
and director

Copies to:
         Michael Paige, Esq.
         Jackson & Campbell
         1120 20th Street, NW (South Tower)
         Washington, D.C.  20036

         J. Dapray Muir, Esq.
         Counsel for Registrant
         Ruddy & Muir, LLP
         1717 K Street, N.W. (suite 600)
         Washington, DC  20036